EXHIBIT 16.2


                     Resignation of Comiskey and Company

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EXHIBIT 16.2


                       Resignation of Comiskey and Company



February 11, 2005

Wesley F. Whiting, President
Fayber Group, Inc.


Dear Mr. Whiting:

We are advising you as follows:

1. Comiskey and Company was dismissed as auditor effective January 25, 2006, at the request of Fayber Group, Inc.

2. In connection with the audit of the two most recent fiscal years, no disagreement(s) exist with any former accountant on any matter of accounting, principles, or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant would have caused them to make reference in connection with their report to the subject of the disagreement(s).

I trust this letter will fulfill your requirements.

Sincerely,


/s/ Comiskey and Company
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Comiskey and Company